Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s annual report on Form 18-K for the fiscal year ended December 31, 2014.  To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section.  Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

REPUBLIC OF CHILE

Recent Political History

On May 6, 2015, President Bachelet announced that she had called for the resignation of her entire cabinet with a view to designating a cabinet qualified to move forward with her critical reforms agenda.  On May 11, 2015, President Bachelet appointed five new ministers, reassigned four of her cabinet members to other ministries and confirmed the remaining 14 ministers.

On May 11, 2015, President Bachelet also announced the Agenda for Transparency and Integrity in Business and Politics, which consists of a series of administrative measures and legislation intended to promote transparency in government entities and other public services.  These reforms are expected to be implemented by administrative regulation or submitted to Congress for approval by the end of June 2015.

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